SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

COMMISSION FILE NUMBER. 33-63525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR THE EMPLOYEES

OF ETHYL CORPORATION

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ETHYL CORPORATION

330 South Fourth Street

Richmond, Virginia 23219

Savings Plan for the Employees of Ethyl Corporation

Index of Financial Statements and Supplemental Schedules

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	3

Notes to Financial Statements	4-8

Supplemental Schedules*

Schedule of Delinquent Participant Contributions, December 31, 2003	9

Schedule of Assets (Held at End of Year), December 31, 2003	10

*  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Signatures

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Savings Plan for the Employees of Ethyl Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for the Employees of Ethyl Corporation (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), December 31, 2003 and of delinquent participant contributions, December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia

June 10, 2004

Savings Plan for the Employees of Ethyl Corporation

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Cash	$10,228	$90,984
Investments, at fair value (see Note 3)	103,135,994	62,252,715
Receivables
Employee contributions	31,713	164,076
Employer contributions	13,784	74,136
Interest and dividends	85,499	86,030

Net assets available for benefits	$103,277,218	$62,667,941

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of Ethyl Corporation

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions to net assets attributed to
Contributions
Employees	$4,667,347
Employer	2,058,438
Net appreciation in fair value of investments (see Note 3)	36,464,686
Investment income – interest and dividends	930,762

Total additions	44,121,233

Deductions from net assets attributed to
Benefit payments	(3,511,956)

Total deductions	(3,511,956)

Net increase	40,609,277

Net assets available for benefits
December 31, 2002	62,667,941

December 31, 2003	$103,277,218

The accompany notes are an integral part of the financial statements.

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2003

1.	Description of Plan

General

The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23218.

Effective November 3, 1997, Merrill Lynch Trust Company of America was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper (collectively “Merrill Lynch” and “ML”).

Contributions

Participants in the Plan may make pre-tax and/or after-tax contributions from 1% to 10% (50% for non-highly compensated employees effective July 1, 2003) of their base pay, as defined in the plan document. Effective July 1, 2003, participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($2,000 for 2003). Total catch-up contributions for the year ended December 31, 2003 were $36,124. Any combination of pre-tax and after-tax contributions are subject to the 10% or 50% limit. Ethyl Corporation (the “Company” or “Ethyl”) contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by Ethyl are invested in the Ethyl Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by Ethyl are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

Administration Expenses

Amounts for administering the Plan are borne entirely by Ethyl and no charge is made to the Plan with respect thereto.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of a) the Company’s contribution and b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings for account balances, as defined.

Benefit Payments

Benefits are recorded when paid. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or to another qualified plan.

Loans

Employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. At December 31, 2003 and December 31, 2002, interest rates on participant loans ranged from 5% to 10% and 5.75% to 10.5%, respectively, and are determined as of the date of the loan. Principal and interest are paid ratably through payroll deductions.

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2003

Forfeitures

Employees who leave Ethyl before becoming fully vested in Ethyl contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and to cover Plan expenses, and are reflected in the statement of changes in net assets available for benefits during the year in which the forfeitures are applied to Ethyl’s contribution or Plan expenses. At December 31, 2003 and December 31, 2002, the forfeiture balance was $17,152 and $33,990, respectively. Forfeitures used to reduce Company contributions were $51,247 and $0 during December 31, 2003 and 2002, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Savings Plan for the Employees of Ethyl Corporation (the “Plan”) have been prepared in conformity with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of changes in assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Security Valuation

Investments are valued as follows:

Merrill Lynch Retirement Preservation Trust	–	investments in commingled trusts with Guaranteed Investment Contracts (“GIC’s”)
and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (contract value) which approximates fair value. Synthetic investment contracts are stated at the contract book value which approximates fair value. Money market instruments and US Government agency obligations are valued at amortized cost.

Mutual funds and Merrill Lynch Equity Index Trust	–	net asset value of shares or units held by the Plan at year-end based on quoted market value of the underlying assets

Common stocks	–	fair value based on the last published year end sales price on the New York Stock Exchange

Loans to participants	–	balances due at cost which approximate fair value

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2003

Investment Valuation and Income Recognition

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the “net appreciation in the fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts based on the participant’s investment allocation.

3.	Investments

Participants currently in the Plan may select a program for investment in any of the 9 mutual funds, 2 commingled trust funds, and 3 common stocks, or in any combination thereof. Contributions made by Ethyl are invested in the non-participant directed portion of the Ethyl Corporation Common Stock Fund, which contains both participant and non-participant directed balances. Transfers may be made between the pooled investment funds at any time. However, limited transfer rights apply to the post-1983 matching contributions in the Ethyl Corporation Common Stock Fund. The following table presents investments held at year-end that represent at least five percent (5%) or more of net assets available for benefits at December 31, in one or both years:

	2003	2002
Merrill Lynch Equity Index Trust	$22,424,282	$17,573,284
Ethyl Corporation Common Stock *	39,092,388	10,940,678
Albemarle Corporation Common Stock	8,112,430	8,055,783
Merrill Lynch Retirement Presevation Trust	9,736,021	8,395,108
Merrill Lynch Capital Fund	3,938,122	3,150,650
Davis New York Venture Fund	4,382,483	3,274,610
Pimco Total Return Fund	4,166,745	3,484,436

*	Non-participant directed totals $28,982,493 and $7,709,451 for 2003 and 2002, respectively.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$27,886,082
Mutual Funds	3,625,030
Commingled Trust Funds	4,953,574

$36,464,686

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2003

4.	Non-participant Directed Investment

Information about net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Ethyl Corporation Common Stock Fund is as follows:

	2003	2002
Net assets
Ethyl Corporation Common Stock Fund	$29,047,341	$7,915,111

	$29,047,341	$7,915,111

Increases in fund assets
Employer’s contributions	$2,058,682
Investment income	296
Investment income – net appreciation in fair value of investments	19,867,649

Total additions	21,926,627
Decreases in fund assets
Benefit payments	(599,151)

Net increase prior to transfers	21,327,476
Interfund transfers to participant directed investments	(195,246)

Net increase	$21,132,230

5.	Tax Status

The U.S. Treasury Department advised the plan administrator on March 28, 2003, that the Plan, as amended and restated effective January 1, 2002, constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and therefore is exempt from federal income taxes. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by Ethyl or for investment income and gains received on such investments.

6.	Plan Termination

Although it has not expressed any intent to do so, Ethyl has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

7.	Related-Party Transactions

Certain Plan investments are shares of investment funds managed by Merrill Lynch, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions. Investments in the Ethyl Corporation Common Stock Fund represent investments in shares of common stock of Ethyl Corporation, the Plan sponsor. After giving effect to the reverse stock split described in Note 8, purchases of 306,157 and 506,448 shares of Company common stock totalled $3,543,320 and $2,505,388 for the years ended

Savings Plan for the Employees of Ethyl Corporation

Notes to Financial Statements

December 31, 2003

December 31, 2003 and 2002, respectively. Distributions made in and sales of 204,443 and 97,870 shares of Company common stock totalled $2,984,062 and $1,292,012 for the years ended December 31, 2003 and 2002, respectively. The Plan held 1,787,489 shares or $39,092,388 and 1,685,775 shares or $10,940,678 of Company common stock at December 31, 2003 and 2002, respectively.

8.	Reverse Stock Split

Effective July 1, 2002, the Company’s Restated Articles of Incorporation were amended to effect for a 1 for 5 reverse split of the Ethyl Corporation Common Stock, reducing the number of authorized shares of common stock from 400 million to 80 million. Each holder of record was deemed to hold one share of common stock for every five shares held immediately prior to the effective date. The Company made cash payments for fractional shares to holders who had a number of shares not divisible by five. The cash payment was based on the average of the closing price for the common stock on each of the five trading days prior to the effective date and amounted to $4.25 per share. Following the effective date of the reverse split, the par value of the common stock remained at $1 per share.

9.	Subsequent Event

On May 27, 2004, the company’s shareholders approved the transition to a holding company structure. The new holding company will be named NewMarket Corporation. Upon the completion of the transaction, which is anticipated to take place on or before July 1, 2004, each share of the current Ethyl common stock will automatically be converted into one share of NewMarket common stock.

Following the establishment of the holding company structure and an internal restructuring of its subsidiaries, NewMarket will become the parent company of two operating companies each managing its own assets and liabilities. Those companies are Afton Chemical Corporation (formerly named Ethyl Petroleum Additives, Inc.) and Ethyl Corporation, representing certain manufacturing operations and the tetraethyl lead (TEL) business that inspired the original Ethyl name.

There should be no impact on the savings plan related to the holding company transaction other than a change in the plan’s sponsorship to NewMarket Corporation and the conversion of the Ethyl Stock Fund to the NewMarket Stock Fund.

Savings Plan for the Employees of Ethyl Corporation

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2003

EIN: 54-011882 PN: 002

Participant	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Contributions	$12,362			Corrected
Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contribution Pending Correction in VFCP	Under VFCP & PTE 200251

$12,362	-0-	$12,362 *	-0-	-0-

*	The contributions were corrected in accordance with the Department of Labor's FAQs regarding the Voluntary Fiduciary Correction Program.

Savings Plan for the Employees of Ethyl Corporation

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

EIN: 54-011882 PN: 002

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
**	Ethyl Corporation	Common stock, $1.00 par value (1,787,489 shares)	$30,296,569	$39,092,388
	Tredegar Corporation	Common stock, no par value (134,638 shares)		2,090,935
	Albemarle Corporation	Common stock, $.01 par value (270,685 shares)		8,112,430
**	Participant Loans	Loans to participants bearing interest at 5% – 10%, maturity dates of 1/01/04 – 8/30/06		707,510
**	Merrill Lynch	Retirement Preservation Trust (9,736,021 units)		9,736,021
**	Merrill Lynch	Equity Index Trust (278,978 units)		22,424,282
	PIMCO	Total Return Fund (362,195 units)		4,166,745
**	Merrill Lynch	Capital Fund (149,058 units)		3,938,122
**	Merrill Lynch	Growth Fund (104,092 units)		1,723,759
	Franklin	Small Cap Growth Fund (134,532 units)		4,065,568
	Ivy	International Fund (26,266 units)		542,122
	Davis	New York Venture Fund (159,247 units)		4,382,483
	Oakmark	International Fund (50,855 units)		912,337
	Van Kampen	Growth and Income Fund (62,575 units)		1,128,851
	Pending Settlement Fund	Cash and cash equivalents		112,441

				$103,135,994

**Denotes a party in interest to the Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION

Dated: June 25, 2004	By:	/s/ David A. Fiorenza
David A. Fiorenza Vice President, Treasurer and Principal Financial Officer, Member of the Master Trust Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP.